1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
LSALKIN@MORGANLEWIS.COM


July 24, 2013


FILED AS EDGAR CORRESPONDENCE

Ms. Karen Rossoto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549


Re: The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and
    811-07102)
    ----------------------------------------------------------------------------


Dear Ms. Rossoto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided via telephone on June 25, 2013, regarding the Trust's post-effective amendment No. 149, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 151, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on May 10, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Westfield Capital Dividend Growth Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

GENERAL COMMENT

1. COMMENT. Please confirm the establishment of series and class identification numbers for the Fund.

     RESPONSE. Series and class identification numbers have been established for the Fund.


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Karen Rossoto
July 24, 2013
Page 2

COMMENTS ON THE PROSPECTUS

2. COMMENT. Please confirm that the Fund will not charge any fees that would be disclosed in the Form N-1A "Shareholder Fees" table.

     RESPONSE. The Fund will not charge any fees that would be disclosed in the Form N-1A "Shareholder Fees" table.

3. COMMENT. Please file a copy of the Expense Limitation Agreement and any other exhibits relating to the Fund.

     RESPONSE. The Expense Limitation Agreement and all other exhibits relating to the Fund have been filed with post-effective amendment No. 152 to the Trust's registration statement.

4. COMMENT. Please confirm that all principal investments of the Fund are specified in the "Principal Investment Strategy" sections and all corresponding principal risks of the Fund are disclosed in the "Principal Risks" sections.

     RESPONSE. The Adviser confirms that all investments that it currently expects to be principal investments of the Fund are specified in the "Principal Investment Strategy" sections and all corresponding principal risks of the Fund are disclosed in the "Principal Risks" sections.

5. COMMENT. Please confirm that the Fund does not expect to invest in securities of emerging market issuers as part of its principal investment strategy or, alternatively, add appropriate risk disclosure.

     RESPONSE. The Adviser does not currently expect to invest Fund assets in securities of emerging market issuers as part of the Fund's principal investment strategy.

6. COMMENT. In the "Principal Risks" section, please include a discussion of credit risk in the "Dividend Paying Stocks Risk" paragraph.

     RESPONSE. Credit risk is the risk that the issuer of a security or the counterparty to a contract will default or otherwise become unable to honor a financial obligation. Because a company is not obligated to pay a dividend, we do not believe that credit risk is a principal risk associated with dividend paying stocks, and respectfully decline to make the requested change.

7. COMMENT. Please respond to the following comments regarding the predecessor fund supplementally.

Karen Rossoto
July 24, 2013
Page 3

     a. Please describe the background of the predecessor fund, including when and why it was created.

     RESPONSE. The Adviser created the predecessor fund on May 3, 2010 to provide its current and prospective clients with an alternative to cash and fixed income investments, focused on long-term capital growth. The Adviser believes that dividend growth is a strong indication of future growth prospects and companies with a history or prospect of paying stable or increasing dividends present compelling long-term investment opportunities.

     b. Please confirm if the Adviser manages any other accounts with substantially similar policies, objectives, guidelines and restrictions as the Fund and, if so, if these accounts are also being converted to registered investment companies. If the Adviser manages any other accounts with substantially similar policies, objectives, guidelines and restrictions as the Fund that are not being converted to registered investment companies, please explain why the predecessor fund was chosen to be converted. In particular, please state if the other accounts have lower performance and if the predecessor fund was chosen for conversion because of its higher performance.

     RESPONSE. The Adviser confirms that, other than the predecessor fund, it does not manage any accounts with substantially similar policies, objectives, guidelines and restrictions as the Fund.

     c. Please confirm whether the Adviser believes the predecessor fund would have complied with Subchapter M of the U.S. Internal Revenue Code of 1986, as amended ("Subchapter M").

     RESPONSE. The Adviser cannot state with certainty whether the predecessor fund would have complied with Subchapter M because the predecessor fund was not subject to the requirements of Subchapter M and, therefore, the Fund's compliance with Subchapter M was not monitored.

     d. Please confirm that the predecessor fund's performance was calculated in accordance with SEC standardized performance methodology.

     RESPONSE. The Adviser confirms that the predecessor fund's performance was calculated in accordance with SEC standardized performance methodology.

8.   COMMENT. Please address return of capital distributions in the "Taxes"
     section in light of the Fund's investments in MLPs.

     RESPONSE. We respectfully decline to make the requested change because the Fund's

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Karen Rossoto
July 24, 2013
Page 4

     investments in MLPs do not necessarily cause shareholders of the Fund to receive return of capital distributions. The Fund, upon receipt of a return of capital distribution from an MLP, is not required to distribute the return of capital to its shareholders. If, however, the Fund were to distribute to its shareholders a return of capital distribution received from an MLP, Fund shareholders could receive a return of capital distribution. Accordingly, the following sentence has been added to the "Taxes" section of the Statement of Additional Information:

          The Fund's investments in publicly traded partnerships may at other times result in the Fund's receipt of nontaxable cash distributions from a publicly traded partnership and if the Fund then distributes these nontaxable distributions to Fund shareholders, it could constitute a return of capital to Fund shareholders for federal income tax purposes.

COMMENT ON THE STATEMENT OF ADDITIONAL INFORMATION

9. COMMENT. Please address segregation of assets in accordance with Investment Company Act Release No. 10666 (Apr. 18, 1979) and the potential impact on the Fund of the concept release regarding the use of derivatives by investment companies under the 1940 Act (August 31, 2011) in the "Derivatives" sub-section of the "Description of Permitted Investments" section.

     RESPONSE. We believe the sub-section includes appropriate disclosure with respect to segregation of assets, but the following sentence has been added to the end of the second paragraph:

          In 2011, the SEC issued a concept release regarding the use of derivatives by investment companies under the 1940 Act and future SEC guidance in this area may negatively affect the Fund's operations and its ability to invest in derivatives or use derivative strategies to the extent desired by the Adviser.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Karen Rossoto
July 24, 2013
Page 5

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/S/ Leon Salkin
----------------
Leon Salkin